UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2005

BHP Billiton Plc ———————————————————————————————————
(Translation of registrant’s name into English)

Neathouse Place London SW1V 1BH United Kingdom
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Date	30 June 2005
Number	29/05

BHP BILLITON TO DEVELOP NEPTUNE
OIL AND GAS FIELD IN GULF OF MEXICO

BHP Billiton today announced that it has approved the capital expenditure for its 35 percent share of the costs to develop the Neptune oil and gas field in the Gulf of Mexico (GoM). The Neptune facility will have a design capacity to produce up to 50,000 barrels of oil and 50 million cubic feet of gas per day with gross costs for the development estimated at approximately US$850 million (BHP Billiton share approximately US$300 million).

The Neptune field is located in the deepwater GoM approximately 120 miles from the coast of Louisiana. The field comprises Atwater Blocks 573, 574, 575, 617, and 618, and water depths here range from 4,200 feet to 6,500 feet. The production facility will be located in approximately 4,250 feet of water.

"Neptune will be our first operated, deepwater standalone facility in the GoM and represents a significant milestone towards building a core business in that region," explained Philip Aiken, Group President of Energy for BHP Billiton. "This project will add to our expanding portfolio of producing assets in the Gulf of Mexico. With Mad Dog, which came onstream this year; Atlantis, which will start up in 2006, and now Neptune, BHP Billiton's net production from the Gulf of Mexico will exceed 100,000 barrels of oil equivalent (boe) per day by the end of 2007."

Recoverable reserves at the Neptune field are estimated by the Company in a range from 100 to 150 million boe. A standalone, tension leg platform (TLP) has been selected for the development. The proposed facilities, wells, and completions are proven designs that have been successfully implemented in the deepwater GoM.

First oil is expected by the end of calendar year 2007 with seven initial subsea wells tying back to the TLP. The wells, subsea systems, flowlines, floating systems, topsides and risers will be designed, procured, fabricated and operated by BHP Billiton on behalf of the Neptune joint venture partners. The oil and gas will be exported to shore via the existing Caesar and Cleopatra trunk lines.

BHP Billiton is the designated operator of the field with the other partners being Marathon Oil Corp. (30 percent), Woodside Energy (USA) Inc., a subsidiary of Woodside Petroleum Ltd. (20 percent); and Maxus (US) Exploration, a subsidiary of Repsol YPF (15 percent).

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 30 June 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary